December 5, 2006

Mr. Kevin L. Vaughn

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	X-Rite, Incorporated (the “Company”)

Comment Letter dated November 9, 2006

Commission File No. 0-14800

Dear Mr. Vaughn:

This letter is the response on behalf of X-Rite, Incorporated (the "Company") to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) on its review of our Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K dated November 7, 2006. For your convenience, each of the Staff’s comments has been reprinted below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

1.

We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings, the identification of the certifying individual in the beginning of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 will not include the individual’s title.

Form 8-K dated November 7, 2006

2.

We note that you represent non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP selling and marketing expenses, non-GAAP R&D and engineering expenses, non-GAAP in-process research and development expenses, non-GAAP restructuring charges, non-GAAP integration expenses, non-GAAP operating income, non-GAAP pre-tax income, non-GAAP net income and non-GAAP earnings per share, which have not all been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are

U.S. practice conducted through McDermott Will & Emery LLP.

227 West Monroe Street Chicago, Illinois 60606-5096 Telephone: 312.372.2000 Facsimile: 312.984.7700 wwww.mwe.com

Mr. Kevin L. Vaughn

December 5, 2006

shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

•

To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•

Otherwise, confirm that you will revise Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Future filings will include only non-GAAP measures used by management and will include an explanation as to why the non-GAAP measure provides useful information to investors and an appropriate reconciliation to the most directly comparable GAAP measure for each non-GAAP measure included. A sample of the proposed future disclosure with respect to EBITDA, which is one of the non-GAAP measures used by management, follows:

In addition to the results reported in accordance with generally accepted accounting standards (GAAP) within this release, X-Rite may reference certain information which is considered a non-GAAP financial measure. Management believes these measures are useful and relevant to management and investors in their analysis of the Company’s underlying business and operating performance. Management also uses this information for operational planning and decision-making purposes. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, non-GAAP measures as presented by X-Rite may not be comparable to similarly titled measures reported by other companies. A reconciliation of GAAP to non-GAAP financial information discussed in this release is contained in the attached exhibits and on the Company’s website at xrite.com.

[Attachment:

X-Rite, Incorporated

GAAP to Non-GAAP Reconciliation

EBITDA

Net Income (Loss) (GAAP Measure)
Net Interest Expense
Income Taxes

Mr. Kevin L. Vaughn

December 5, 2006

Depreciation & Amortization
EBITDA (Non-GAAP Measure)]
3.

We note that you refer to the non-GAAP financial measure of EBITDA, however we do not see where you have included a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure. Please revise future filings to provide the reconciliation required by Item 10(e)(1)(i) of Regulation S-K.

Future filings that include the non-GAAP financial measure of EBITDA will include a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Please see the example in the response to comment 2. above.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Helen R. Friedli, P.C.

Helen R. Friedli, P.C.